UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)
RayzeBio, Inc.
(Name of Subject Company)
RayzeBio, Inc.
(Name of Person Filing Statement)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
75525N107
(CUSIP Number of Class of Securities)
Ken Song, M.D.
President and Chief Executive Officer
RayzeBio, Inc.
5505 Morehouse Drive, Suite 300
San Diego, CA 92121
(619) 937-2754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)
With copies to:
Jamie Leigh, Esq.
Ben Beerle, Esq.
Rowook Park, Esq.
Carlos Ramirez, Esq.
Cooley LLP
3 Embarcadero Center
San Francisco, CA 94111
(415) 693-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by RayzeBio, Inc., a Delaware corporation (the “Company” or “RayzeBio”), with the Securities and Exchange Commission on January 25, 2024, relating to the tender offer statement on Schedule TO filed with the Securities and Exchange Commission on January 25, 2024 by Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”) and Rudolph Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Bristol-Myers Squibb (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of December 25, 2023 (the “Merger Agreement”), by and among the Company, Bristol-Myers Squibb and, by way of a Joinder dated December 26, 2023, Purchaser, to acquire all of the outstanding shares of common stock of RayzeBio, $0.0001 par value per share (the “Shares”) at an offer price of $62.50 per Share in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2024. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
Since the initial filing of the Schedule 14D-9, two complaints have been filed by purported stockholders, challenging certain disclosures in the Schedule 14D-9 (the “Complaints”). In addition, RayzeBio has received eleven demand letters and one draft complaint, all of which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed (collectively, the “Demand Letters”). RayzeBio believes that the disclosures originally set forth in the Schedule 14D-9 comply fully with all applicable laws and denies the allegations in the Complaints and Demand Letters. However, solely to avoid the risk of delay to the Transactions, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, RayzeBio is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth below under the sections titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, RayzeBio specifically denies all allegations in the Complaints and Demand Letters that any additional disclosure was or is required or material.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9, as amended, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 3 “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:
1.  By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “—Arrangements between RayzeBio and its Executive Officers, Directors and Affiliates—Potential for Future Arrangements” on page 8 as follows:
“ ~~While, as~~   As of the date of this Schedule 14D-9, to our knowledge, none of RayzeBio’s current directors or executive officers has entered into any employment, equity contribution or other agreement, arrangement or understanding with Bristol-Myers Squibb or its affiliates regarding continued service with Bristol-Myers Squibb or its affiliates after the Effective Time. In addition, prior to the execution of the Merger Agreement, to our knowledge, none of RayzeBio’s current directors or executive officers had any discussions with Bristol-Myers Squibb or its affiliates regarding the terms of their continued service with Bristol-Myers Squibb or its affiliates after the Effective Time. However, it is possible that Bristol-Myers Squibb or its affiliates may enter into service, employment or other arrangements with RayzeBio’s directors or executive officers in the future.”
Item 4. The Solicitation or Recommendation.
Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:
1.  By adding the bold text to the below paragraph under the section titled “—Background of the Offer and the Merger” on page 12 as follows:
“Later that same day, on a call that was scheduled the prior week between Dr. Boerner and Dr. Song, Dr. Boerner communicated Bristol-Myers Squibb’s interest in a potential acquisition of RayzeBio and indicated that Bristol-Myers

Squibb would submit a written proposal later that day to acquire 100% of the capital stock of RayzeBio. Shortly thereafter, RayzeBio received an unsolicited non-binding written proposal from Bristol-Myers Squibb to acquire 100% of the capital stock of RayzeBio for $40.00 per Share in cash (the “Initial Bristol-Myers Squibb Proposal”), representing an approximately 50% premium to the closing price per Share on the immediately preceding trading day. The Initial Bristol-Myers Squibb Proposal indicated that the proposal was subject to satisfactory completion of due diligence, which Bristol-Myers Squibb was prepared to commence immediately, and did not include any terms relating to employee, officer or director retention, or to any compensation or similar arrangements with any employee, officer or director. The proposal also confirmed Bristol-Myers Squibb’s commitment to complete diligence and execute a definitive acquisition agreement before the end of the year. In response to Bristol-Myers Squibb’s request to review further non-public information regarding RayzeBio in the context of a potential strategic transaction, RayzeBio provided Bristol-Myers Squibb with a draft mutual non-disclosure agreement containing a customary standstill restriction that fell away upon the entry into a definitive agreement providing for certain acquisition transactions. Following negotiation, Bristol-Myers Squibb and RayzeBio executed such non-disclosure agreement on December 16, 2023.”
2.  By adding the bold text below the table under the section titled “—Background of the Offer and the Merger” on page 15 as follows:
“Bristol-Myers Squibb’s non-binding indication of interest did not include any terms relating to employee, officer or director retention, or to any compensation or similar arrangements with any employee, officer or director.”
3.  By adding the bold text to the below paragraph under the section titled “—Background of the Offer and the Merger” on page 16 as follows:
“Later on December 24, 2023, Bristol-Myers Squibb submitted a non-binding indication of interest offering a price of $62.50 per Share in cash to acquire 100% of the outstanding capital stock of RayzeBio (“Bristol-Myers Squibb Final Proposal”), representing a 104% premium to the closing price per Share on the immediately preceding trading day. The Bristol-Myers Squibb Final Proposal also indicated that the transaction would be subject to approval by relevant antitrust authorities but no longer conditioned consummation of the transaction on obtaining approval from the U.S. Nuclear Regulatory Commission. The Bristol-Myers Squibb Final Proposal did not include any terms relating to employee, officer or director retention, or to any compensation or similar arrangements with any employee, officer or director. The Bristol-Myers Squibb Final Proposal indicated that the offer would expire and be withdrawn at 9:00 am Eastern Time the following day if a merger agreement had not been signed by the parties by that time and that a revised draft of the Merger Agreement would follow very shortly. The proposal also included a request for exclusivity, and noted that such proposal had been approved by the board of directors of Bristol-Myers Squibb.”
4.  By adding the bold text to the existing table under the section titled “—Certain Financial Projections—Projections” on page 24 as follows:

	Fiscal Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E

Total Net Revenue	–	–	–	$113	$312	$521	$721	$821	$906	$1,081	$1,359	$1,647	$1,952	$2,233	$2,473	$2,691	$2,829	$2,914	$2,985	$2,581	$2,283	$1,710	$1,299
EBIT(1)	($124)	($153)	($213)	($127)	($64)	$103	$253	$345	$413	$530	$724	$974	$1,227	$1,458	$1,652	$1,827	$1,932	$1,998	$2,051	$1,775	$1,563	$1,178	$902
Less Taxes Paid (if profitable)(2)	–	–	–	–	–	(22)	(53)	(72)	(87)	(111)	(152)	(205)	(258)	(306)	(347)	(384)	(406)	(420)	(431)	(373)	(328)	(247)	(189)
Plus: Depreciation & Amortization	7	7	7	7	8	8	8	8	9	4	2	2	3	3	3	3	3	3	3	3	3	3	3
Less: Change in Net Working Capital	3	2	2	(6)	(10)	(10)	(10)	(5)	(4)	(9)	(14)	(14)	(15)	(14)	(12)	(11)	(7)	(4)	(4)	20	15	29	21
Less: Capital Expenditures	(23)	(2)	(2)	(2)	(2)	(2)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(2)	(2)	(1)
Unlevered Free Cash Flow(2)	($138)	($147)	($205)	($127)	($68)	$77	$195	$273	$328	$412	$558	$755	$954	$1,138	$1,293	$1,432	$1,519	$1,574	$1,617	$1,423	$1,250	$960	$735
(1)
Earnings before interest and tax is calculated as risk-adjusted non-GAAP total net revenue less (i) cost of goods sold, less (ii) research and development expenses, less (iii) sales and marketing expenses, less (iv) general and administrative expenses.

(2)
Unlevered free cash flow is calculated as non-GAAP EBIT (earnings before interest and tax), less (i) estimated taxes, if profitable, payable at a tax rate of 21%, less (ii) changes in net working capital, less (iii) capital expenditures, plus (iv) depreciation and amortization. Equity-based compensation is treated as a cash expense.

5.  By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “—Opinion of Centerview Partners LLC—Discounted Cash Flow Analysis” on page 27 as follows:
“In performing this analysis, Centerview calculated an implied per share equity value range for the Shares by (i) discounting to present value, as of December 31, 2023, using discount rates ranging from 12.5% to 14.5% (reflecting Centerview’s analysis of RayzeBio’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of RayzeBio over the period beginning on January 1, 2024 and ending on December 31, 2046, utilized by Centerview based on the Forecasts, (b) an implied terminal value of RayzeBio, calculated by Centerview by assuming that RayzeBio’s unlevered free cash flows would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 30% year-over-year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience, including the nature of RayzeBio’s business and the industry in which it operates) and (c) tax savings from usage of RayzeBio’s federal net operating losses of $41 million as of December 31, 2022 and RayzeBio’s estimated future losses, as set forth in the Forecasts, and (ii) adding to the foregoing results (a) RayzeBio’s estimated cash of $520 million and no debt as of December 31, 2023 and (b) the net present value of the estimated cost of an assumed $200 million equity raise in 2026 at a 10% discount and with a 5% spread, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by RayzeBio’s fully-diluted Shares outstanding (calculated based on approximately 61.0 million basic Shares outstanding and taking into account the dilutive impact under the treasury stock method of approximately 6.3 million outstanding Options with a weighted average exercise price of $10.01) as of December 22, 2023, as set forth in the Internal Data ~~(determined using the treasury stock method and taking into account outstanding in the money Options)~~  .”
6.  By adding the bold text to the second bullet under the section titled “—Opinion of Centerview Partners LLC—Other Factors” starting on page 27 as follows:
•
“Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of December 22, 2023, which indicated low and high stock price targets for RayzeBio ranging from $29.00 to $35.00 per share, with a median price target of $30.00 per share; and”

7.  By adding the bold text and chart to the third bullet under the section titled “—Opinion of Centerview Partners LLC—Other Factors” starting on page 27 as follows:
•
“Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions between $1 billion and $10 billion in transaction value involving publicly traded biopharmaceutical companies and that were announced since 2018 that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to RayzeBio and the Transactions, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction, reflecting a median premium of 87%. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 55% to 105% to RayzeBio’s closing stock price on December 22, 2023 (the last trading day before the public announcement of the Transactions) of $30.57, which resulted in an implied price range of approximately $47.40 to $62.65 per Share, rounded to the nearest $0.05.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
RayzeBio, Inc.

		By:	/s/ Ken Song
		Name:	Ken Song, M.D.
		Title:	President and Chief Executive Officer

Dated:	February 14, 2024